Exhibit 99.1

Ferrari N.V.

Interim Report
At and for the three and nine months ended September 30, 2022
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Executive Chairman

John Elkann

Vice Chairman

Piero Ferrari

Chief Executive Officer

Benedetto Vigna

Directors

Delphine Arnault
Francesca Bellettini
Eddy Cue
Sergio Duca
John Galantic
Maria Patrizia Grieco
Adam Keswick

INDEPENDENT AUDITORS

EY S.p.A.

CERTAIN DEFINED TERMS

    In this report (the “Interim Report”), unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require.

INTRODUCTION

    The Interim Condensed Consolidated Financial Statements at and for the three and nine months ended September 30, 2022 (the “Interim Condensed Consolidated Financial Statements”) included in this Interim Report have been prepared in compliance with International Accounting Standard 34 — Interim Financial Reporting (IAS 34). The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at and for the year ended December 31, 2021 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2022” in the notes to the Interim Condensed Consolidated Financial Statements.

    The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (the “United States”).

    Certain totals in the tables included in this Interim Report may not add due to rounding.

    The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

    This Interim Report is unaudited.

FORWARD-LOOKING STATEMENTS

Statements contained in this report, particularly those regarding our possible or assumed future performance, are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•our ability to preserve and enhance the value of the Ferrari brand;
•the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities, as well as the uncertainty of the sponsorship and commercial revenues we generate from our participation in the Formula 1 World Championship and the popularity of Formula 1 more broadly;
•our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including battery electric, more broadly into our car portfolio over time and to make appealing designs for our new models;
•our ability to preserve our relationship with the automobile collector and enthusiast community;
•changes in client preferences and automotive trends;
•changes in global economic conditions or in the economic conditions of the markets in which we operate, including changes in demand for luxury goods or high performance luxury cars, which is highly volatile;
•macro events, geopolitical conflict and crises, as well as pandemics, including the effects of the evolution of and response to the COVID-19 pandemic;
•increases in costs, disruptions of supply or shortages of components, raw materials and commodities;
•competition in the luxury performance automobile industry;
•our ability to successfully carry out our controlled growth strategy and, particularly, our ability to increase our presence in growth market countries;
•our low volume strategy;
•the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance and any required changes to our products, or possible future bans of combustion engine cars in cities;
•reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;
•the performance of our dealer network on which we depend for sales and services;
•disruptions at our manufacturing facilities in Maranello and Modena;
•the performance of our licensees for Ferrari-branded products;
•the ability of Maserati, our engine customer, to sell its planned volume of cars;
•our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;
•our continued compliance with customs regulations of various jurisdictions;
•product recalls, liability claims and product warranties;
•the adequacy of our insurance coverage to protect us against potential losses;
•our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;
•our ability to maintain the functional and efficient operation of our information technology systems and to defend from the risk of cyberattacks, including on our in-vehicle technology;

•our ability to service and refinance our debt;
•our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;
•labor relations and collective bargaining agreements;
•potential conflicts of interest due to director and officer overlaps with our largest shareholders;
•other factors discussed elsewhere in this document.
We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	(€ million, except per share data)
Net revenues	1,250	1,053	3,727	3,099
EBIT	299	270	929	810
Profit before taxes	285	260	897	781
Net profit	228	207	718	619
Net profit attributable to:
Owners of the parent	226	206	713	617
Non-controlling interests	2	1	5	2
Basic earnings per common share (in Euro) (1)	1.24	1.12	3.90	3.34
Diluted earnings per common share (in Euro) (1)	1.23	1.11	3.88	3.33
Dividend declared per common share (in Euro) (2) (3)	1.362	0.867	1.362	0.867
Dividend declared per common share (in USD) (2) (3) (4)	1.48158	1.03780	1.48158	1.03780
_____________________________
(1)See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share for the three and nine months ended September 30, 2022 and 2021.
(2)Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 13 2022, a dividend distribution of €1.362 per outstanding common share was approved, corresponding to a total distribution of €250 million. This distribution was made from the retained earnings reserve. In May 2022 the Company paid €231 million of the distribution to owners of the parent and the remaining balance, which relates to withholding taxes, was paid in the third quarter of 2022.
(3)Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2021, a dividend distribution of €0.867 per outstanding common share was approved, corresponding to a total distribution of €160 million. This distribution was made from the retained earnings reserve. In May 2021 the Company paid €149 million of the distribution to owners of the parent and the remaining balance, which relates to withholding taxes, was paid in the third quarter of 2021.
(4)Translated into U.S. Dollars at the exchange rate in effect on the date on which the distribution was declared in U.S. Dollars for common shares that are traded on the New York Stock Exchange. These translations are examples only, and should not be construed as a representation that the Euro amount represents, or has been or could be converted into, U.S. Dollars at that or any other rate.

Consolidated Statement of Financial Position Data

	At September 30, 2022	At December 31, 2021
	(€ million, except share data)
Cash and cash equivalents	1,363	1,344
Receivables from financing activities	1,483	1,144
Total assets	7,627	6,864
Debt	2,905	2,630
Total equity	2,410	2,211
Equity attributable to owners of the parent	2,402	2,206
Non-controlling interests	8	5
Share capital	3	3
Common shares issued and outstanding (in thousands of shares)	182,417	183,843
Other Statistical Information
Shipments(1)

(Number of cars and % of total cars)	For the three months ended September 30,				For the nine months ended September 30,
	2022	%	2021	%	2022	%	2021	%
EMEA
Germany	304	9.5%	277	10.1%	1,068	10.8%	942	11.5%
UK	247	7.7%	247	9.0%	725	7.3%	723	8.8%
Italy	152	4.8%	154	5.6%	540	5.5%	481	5.9%
Switzerland	119	3.7%	124	4.5%	399	4.0%	377	4.6%
France	121	3.8%	121	4.4%	366	3.7%	371	4.5%
Middle East (2)	91	2.9%	82	3.0%	291	2.9%	254	3.1%
Other EMEA (3)	257	8.1%	303	11.0%	1,042	10.6%	956	11.6%
Total EMEA	1,291	40.5%	1,308	47.6%	4,431	44.8%	4,104	50.0%
Americas (4)	905	28.4%	706	25.7%	2,616	26.4%	2,110	25.7%
Mainland China, Hong Kong and Taiwan	431	13.5%	249	9.1%	1,074	10.9%	609	7.4%
Rest of APAC (5)	561	17.6%	487	17.6%	1,773	17.9%	1,383	16.9%
Total	3,188	100.0%	2,750	100.0%	9,894	100.0%	8,206	100.0%
_____________________________
(1)Excluding the XX Programme, racing cars, one-off and pre-owned cars.
(2)Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)Other EMEA includes Africa and the other European markets not separately identified.
(4)Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Average number of employees for the period

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Average number of employees for the period	4,659	4,567	4,636	4,562

Highlights of the three months ended September 30, 2022
On July 25, 2022, Ferrari announced a new photovoltaic system to be built on the roofs of its Maranello factory buildings, further expanding its independent energy production and reducing its CO2e emissions. Ferrari is taking one more step on the path to carbon neutrality alongside Enel X. The system will allow savings of more than 18,500 tonnes of CO2e over 25 years, or 740 tonnes per year.

On July 29, 2022, the Ferrari 296 GT3 was unveiled. It is an innovative project, on and off the track, developed to continue a winning tradition dating back to 1949 when the 166 MM triumphed in the 24 Hours of Le Mans.

On September 13, 2022, Ferrari announced the unveiling of the Ferrari Purosangue, the first ever four-door, four-seater car in the Prancing Horse’s 75-year history. The vehicle is equipped with Maranello’s iconic naturally-aspirated V12 engine, which can unleash a massive 725 cv, with dynamics inspired by the Prancing Horse’s most extreme sports cars that make the Purosangue an authentic four-door sports car.

On September 23, 2022, Ferrari announced that it has received the confirmation of the Equal-Salary Certificate in Italy and in North America. This recognition confirms Ferrari’s steadfast commitment to an inclusive work environment, where the primacy of merit is guaranteed to attract, retain and develop the talents that will accelerate Ferrari’s innovation in the future.

On September 25, 2022, the third Ferrari fashion show took place at the Teatro Lirico Giorgio Gaber in Milan and it rotated around the theme of dreams. Building on the experimental style codes of the two previous collections, the new pieces continue to take inspiration from the Prancing Horse’s racing heritage; the reinvention of the iconic Ferrari silhouette is present, but this time around the focus is on cool, casual and relaxed pieces.

On September 28, 2022, Ferrari announced the unveiling of the Ferrari SP51, the latest addition to the Prancing Horse’s One-Off series. The SP51 is a front-engined V12 spider based on the 812 GTS platform crafted to the specifications and individual requirement of a longstanding client.

Despite new waves of COVID-19 in certain parts of the world, including Mainland China, which has reimposed various restrictions in certain regions in 2022, there were no significant effects on our supply chain or shipments during the nine months of 2022 and overall impacts were limited. The Ferrari Leadership Team is continuously monitoring the evolution of COVID-19 as new information becomes available, as well as any related effects on the results of operations and financial position of the Group.

As a result of the ongoing conflict in Ukraine that started in February 2022, many governments and supranational organizations around the world have announced the imposition of various sanctions on certain industries, individuals and entities in Russia, Belarus and the Ukrainian regions of Donetsk and Luhansk, as well as export controls on certain industries and products, including on luxury goods, and the exclusion of certain Russian financial institutions from the SWIFT messaging system. In early March 2022 the Group decided to suspend any shipment or delivery of vehicles to the Russian market until further notice. The effects of these sanctions and other measures on Ferrari’s business, including its supply chain, have been limited, despite the continued rise in energy and commodity prices, which has been exacerbated by the conflict. Management is carefully monitoring the geopolitical environment and its potential implications on our business globally to appropriately address the impacts on our new order intake, operating costs and financial expenses.

Results of Operations
Three months ended September 30, 2022 compared to three months ended September 30, 2021
    The following is a discussion of the results of operations for the three months ended September 30, 2022 compared to the three months ended September 30, 2021. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended September 30,
	2022	Percentage of net revenues	2021	Percentage of net revenues
	(€ million, except percentages)
Net revenues	1,250	100.0%	1,053	100.0%
Cost of sales	655	52.4%	525	49.8%
Selling, general and administrative costs	107	8.5%	82	7.8%
Research and development costs	182	14.6%	170	16.2%
Other expenses/(income), net	8	0.7%	7	0.6%
Result from investments	1	0.1%	1	0.1%
EBIT	299	23.9%	270	25.7%
Net financial expenses	14	1.1%	10	1.0%
Profit before taxes	285	22.8%	260	24.7%
Income tax expense	57	4.6%	53	5.1%
Net profit	228	18.2%	207	19.6%

Net revenues

	For the three months ended September 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs. 2021
	(€ million, except percentages)
Cars and spare parts (1)	1,057	84.5%	883	83.9%	174	19.6%
Engines (2)	41	3.3%	55	5.2%	(14)	(25.3%)
Sponsorship, commercial and brand (3)	123	9.8%	95	9.0%	28	29.7%
Other (4)	29	2.4%	20	1.9%	9	45.1%
Total net revenues	1,250	100.0%	1,053	100.0%	197	18.7%
_____________________________
(1)Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)Includes net revenues generated from the sale of engines to Maserati for use in their cars and from the rental of engines to other Formula 1 racing teams.
(3)Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues as well as net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities.

    Net revenues for the three months ended September 30, 2022 were €1,250 million, an increase of €197 million or 18.7 percent (an increase of 13.0 percent on a constant currency basis), from €1,053 million for the three months ended September 30, 2021.
The change in net revenues was attributable to the combination of (i) a €174 million increase in cars and spare parts, (ii) a €28 million increase in sponsorship, commercial and brand and (iii) a €9 million increase in other revenues, partially offset by (iv) a €14 million decrease in engines.

Cars and spare parts
    Net revenues generated from cars and spare parts were €1,057 million for the three months ended September 30, 2022, an increase of €174 million or 19.6 percent, from €883 million for the three months ended September 30, 2021.

    The increase in net revenues from cars and spare parts was primarily attributable to higher car volumes (as further explained below), partially offset by negative mix. In particular, the negative mix was driven by the Ferrari Monza SP1 and SP2, which reached the end of their limited series, as well as softer range model mix, partially offset by higher personalizations. The increase in net revenues was also supported by the positive contribution from the appreciation of certain foreign currencies compared to the Euro (mainly the U.S. Dollar and the Chinese Yuan), net of the impact of hedging transactions.

Total shipments increased by 438 cars or 15.9 percent, from 2,750 cars in the third quarter of 2021 to 3,188 cars in the third quarter of 2022. The product portfolio in the quarter included seven internal combustion engine (ICE) models and three hybrid engine models, which represented 81 percent and 19 percent of shipments, respectively. The increase in shipments was driven by the ramp up of the 296 GTB and the 812 Competizione as well as the Ferrari Portofino M and the F8 family, partially offset by lower shipments of the SF90 family.

Geographically the €174 million increase in net revenues from cars and spare parts was composed of: (i) a €92 million increase in Mainland China, Hong Kong and Taiwan, (ii) a €77 million increase in Americas and (iii) a €17 million increase in Rest of APAC, partially offset by (iv) a €12 million decrease in EMEA. The mix of net revenues by geography was the result of deliberate geographic allocations of shipments.

Engines

    Net revenues generated from engines were €41 million for the three months ended September 30, 2022, a decrease of €14 million or 25.3 percent, from €55 million for the three months ended September 30, 2021. The €14 million decrease was mainly attributable to a decrease in engines sold to Maserati, which is approaching contract expiration in 2023.

Sponsorship, commercial and brand

    Net revenues generated from sponsorship, commercial agreements and brand management activities were €123 million for the three months ended September 30, 2022, and increase of €28 million or 29.7 percent, from €95 million for the three months ended September 30, 2021, mainly attributable to a better prior year Formula 1 ranking and lifestyle-related activities, partially offset by lower sponsorships.

Cost of sales

	For the three months ended September 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs. 2021
	(€ million, except percentages)
Cost of sales	655	52.4%	525	49.8%	130	25.0%

    Cost of sales for the three months ended September 30, 2022 was €655 million, an increase of €130 million or 25.0 percent, from €525 million for the three months ended September 30, 2021. As a percentage of net revenues, cost of sales was 52.4 percent for the three months ended September 30, 2022 compared to 49.8 percent for the three months ended September 30, 2021.
    The increase in cost of sales was primarily attributable to higher car volumes and higher industrial costs, including cost inflation, as well as negative contribution from the appreciation of certain foreign currencies compared to the Euro (mainly the U.S. Dollar and the Chinese Yuan).

Selling, general and administrative costs

	For the three months ended September 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs. 2021
	(€ million, except percentages)
Selling, general and administrative costs	107	8.5%	82	7.8%	25	29.1%

    Selling, general and administrative costs for the three months ended September 30, 2022 were €107 million, an increase of €25 million or 29.1 percent, from €82 million for the three months ended September 30, 2021. As a percentage of net revenues, selling, general and administrative costs were 8.5 percent for the three months ended September 30, 2022 compared to 7.8 percent for the three months ended September 30, 2021.

    The increase in selling, general and administrative costs was mainly attributable to communication, marketing and lifestyle activities, also reflecting the events for the quarter.

Research and development costs

	For the three months ended September 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs. 2021
	(€ million, except percentages)
Research and development costs expensed during the period	117	9.4%	130	12.3%	(13)	(10.0%)
Amortization of capitalized development costs	65	5.2%	40	3.9%	25	59.8%
Research and development costs	182	14.6%	170	16.2%	12	6.7%

    Research and development costs for the three months ended September 30, 2022 were €182 million, an increase of €12 million, or 6.7 percent, from €170 million for the three months ended September 30, 2021. As a percentage of net revenues, research and development costs were 14.6 percent for the three months ended September 30, 2022 compared to 16.2 percent for the three months ended September 30, 2021.

    The increase in research and development costs was primarily attributable to an increase in amortization of capitalized development costs of €25 million driven by a general increase in capitalized development costs in recent years in line with our strategy to innovate and broaden our product range, partially offset by a decrease in research and development costs expensed of €13 million.
EBIT

	For the three months ended September 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs. 2021
	(€ million, except percentages)
EBIT	299	23.9%	270	25.7%	29	10.5%

    EBIT for the three months ended September 30, 2022 was €299 million, an increase of €29 million or 10.5 percent, from €270 million for the three months ended September 30, 2021. EBIT margin for the three months ended September 30, 2022 was 23.9 percent compared to 25.7 percent for the three months ended September 30, 2021.

    The increase in EBIT was primarily attributable to the combined effects of (i) positive volume impact of €62 million, (ii) negative product mix impact of €26 million, (iii) negative contribution of €11 million from higher industrial costs (including cost inflation), lower sponsorships, reduced engine shipments to Maserati (in line with plans) and other miscellaneous expenses, partially offset by a better prior year Formula 1 ranking and higher contribution from lifestyle and other supporting activities, (iv) an increase in research and development costs of €12 million, (v) an increase in selling, general and administrative costs of €25 million and (vi) positive foreign currency exchange impact of €41 million (including foreign currency hedging instruments).

Net financial expenses

	For the three months ended September 30,		Increase/(Decrease)
	2022	2021	2022 vs. 2021
	(€ million, except percentages)
Net financial expenses	14	10	4	35.8%

    Net financial expenses for the three months ended September 30, 2022 were €14 million compared to €10 million for the three months ended September 30, 2021. The increase in net financial expenses was primarily attributable to the impact of the hedging transactions.

Income tax expense

	For the three months ended September 30,		Increase/(Decrease)
	2022	2021	2022 vs. 2021
	(€ million, except percentages)
Income tax expense	57	53	4	7.3%

    Income tax expense for the three months ended September 30, 2022 was €57 million compared to €53 million for the three months ended September 30, 2021.

The increase in income tax expense was primarily attributable to an increase in profit before taxes. Income taxes for the three months ended September 30, 2022 and September 30, 2021 benefited from the application of the Patent Box tax regime.

The effective tax rate was 20.0 percent and 20.4 percent for the three months ended September 30, 2022 and for the three months ended September 30, 2021, respectively.

Nine months ended September 30, 2022 compared to nine months ended September 30, 2021
    The following is a discussion of the results of operations for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the nine months ended September 30,
	2022	Percentage of net revenues	2021	Percentage of net revenues
	(€ million, except percentages)
Net revenues	3,727	100.0%	3,099	100.0%
Cost of sales	1,922	51.6%	1,506	48.6%
Selling, general and administrative costs	300	8.0%	235	7.6%
Research and development costs	563	15.1%	539	17.4%
Other expenses/(income), net	18	0.5%	13	0.4%
Result from investments	5	0.1%	4	0.2%
EBIT	929	24.9%	810	26.2%
Net financial expenses	32	0.8%	29	1.0%
Profit before taxes	897	24.1%	781	25.2%
Income tax expense	179	4.8%	162	5.2%
Net profit	718	19.3%	619	20.0%

Net revenues

	For the nine months ended September 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs. 2021
	(€ million, except percentages)
Cars and spare parts (1)	3,169	85.0%	2,619	84.5%	550	21.0%
Engines (2)	119	3.2%	145	4.7%	(26)	(17.8%)
Sponsorship, commercial and brand (3)	349	9.4%	277	8.9%	72	26.3%
Other (4)	90	2.4%	58	1.9%	32	54.5%
Total net revenues	3,727	100.0%	3,099	100.0%	628	20.3%
_____________________________
(1)Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)Includes net revenues generated from the sale of engines to Maserati for use in their cars and from the rental of engines to other Formula 1 racing teams.
(3)Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues as well as net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities.

    Net revenues for the nine months ended September 30, 2022 were €3,727 million, an increase of €628 million or 20.3 percent (an increase of 16.9 percent on a constant currency basis), from €3,099 million for the nine months ended September 30, 2021.
    The change in net revenues was attributable to the combination of (i) a €550 million increase in cars and spare parts, (ii) a €72 million increase in sponsorship, commercial and brand and (iii) a €32 million increase in other revenues, partially offset by (iv) a €26 million decrease in engines.

Cars and spare parts
    Net revenues generated from cars and spare parts were €3,169 million for the nine months ended September 30, 2022, an increase of €550 million or 21.0 percent, from €2,619 million for the nine months ended September 30, 2021.

    The increase in net revenues from cars and spare parts was primarily attributable to higher car volumes and personalizations. The increase was also supported by the positive contribution from the appreciation of certain foreign currencies compared to the Euro (mainly the U.S. Dollar and the Chinese Yuan), partially offset by the impact of hedging transactions.

Total shipments increased by 1,688 cars or 21 percent, from 8,206 cars for the nine months of 2021 to 9,894 cars for the nine months of 2022. The increase in shipments was driven by the Ferrari Portofino M and the F8 family, together with the SF90 family, as well as the ramp up of the 296 GTB and the 812 Competizione. Shipments of the Ferrari Monza SP1 and SP2 were lower compared to the prior year and reached the end of their limited-series run at the end of the first quarter of 2022.

    The €550 million increase in net revenues from cars and spare parts was composed of: (i) a €211 million increase in Mainland China, Hong Kong and Taiwan, (ii) a €171 million increase in Americas, (iii) a €87 million increase in EMEA, and (iv) a €81 million increase in Rest of APAC. The mix of net revenues by geography was impacted by deliberate geographic allocations of shipments, in response to port congestion experienced in the first months of the year.

Engines

    Net revenues generated from engines were €119 million for the nine months ended September 30, 2022, a decrease of €26 million or 17.8 percent, from €145 million for the nine months ended September 30, 2021. The decrease was mainly attributable to a decrease in engines sold to Maserati, which is approaching contract expiration in 2023.

Sponsorship, commercial and brand

    Net revenues generated from sponsorship, commercial agreements and brand management activities were €349 million for the nine months ended September 30, 2022, an increase of €72 million or 26.3 percent, from €277 million for the nine months ended September 30, 2021, mainly attributable to a better prior year Formula 1 ranking, lifestyle-related activities and positive foreign currency exchange impact, partially offset by lower sponsorships.
Other
Other net revenues were €90 million for the nine months ended September 30, 2022, an increase of €32 million, or 54.5 percent, from €58 million for the nine months ended September 30, 2021. The increase was primarily attributable to the Moto GP event held at our Mugello racetrack, which was held with full public attendance in 2022, as well as other supporting activities mainly related to racing.

Cost of sales

	For the nine months ended September 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs. 2021
	(€ million, except percentages)
Cost of sales	1,922	51.6%	1,506	48.6%	416	27.7%

    Cost of sales for nine months ended September 30, 2022 was €1,922 million, an increase of €416 million or 27.7 percent, from €1,506 million for the nine months ended September 30, 2021. As a percentage of net revenues, cost of sales were 51.6 percent for the nine months ended September 30, 2022 compared to 48.6 percent for the nine months ended September 30, 2021.

    The increase in cost of sales was primarily attributable to higher car volumes and higher industrial costs, including cost inflation, as well as negative contribution from the appreciation of certain foreign currencies compared to the Euro (mainly the U.S. Dollar and the Chinese Yuan), and lifestyle and other supporting activities.
Selling, general and administrative costs

	For the nine months ended September 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs. 2021
	(€ million, except percentages)
Selling, general and administrative costs	300	8.0%	235	7.6%	65	27.6%

    Selling, general and administrative costs for the nine months ended September 30, 2022 were €300 million, an increase of €65 million or 27.6 percent, from €235 million for the nine months ended September 30, 2021. As a percentage of net revenues, selling, general and administrative costs were 8.0 percent for the nine months ended September 30, 2022 compared to 7.6 percent for the nine months ended September 30, 2021.

The increase in selling, general and administrative costs was mainly attributable to communication and marketing activities and lifestyle and corporate events during the period, as well as costs to support the Group’s organizational development.

Research and development costs

	For the nine months ended September 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs. 2021
	(€ million, except percentages)
Research and development costs expensed during the period	387	10.4%	402	13.0%	(15)	(3.8%)
Amortization of capitalized development costs	176	4.7%	137	4.4%	39	28.7%
Research and development costs	563	15.1%	539	17.4%	24	4.4%

    Research and development costs for the nine months ended September 30, 2022 were €563 million, an increase of €24 million or 4.4 percent, from €539 million for the nine months ended September 30, 2021. As a percentage of net revenues, research and development costs were 15.1 percent for the nine months ended September 30, 2022 compared to 17.4 percent for the nine months ended September 30, 2021.

    The increase in research and development costs was primarily attributable to an increase in amortization of capitalized development costs of €39 million driven by a general increase in capitalized development costs in recent years in line with our strategy to innovate and broaden our product range, partially offset by a decrease in research and development costs expensed of €15 million.

EBIT

	For the nine months ended September 30,				Increase/(Decrease)
	2022	Percentage of net revenues	2021	Percentage of net revenues	2022 vs. 2021
	(€ million, except percentages)
EBIT	929	24.9%	810	26.2%	119	14.6%

    EBIT for the nine months ended September 30, 2022 was €929 million, an increase of €119 million or 14.6 percent, from €810 million for the nine months ended September 30, 2021. EBIT margin for the nine months ended September 30, 2022 was 24.9 percent compared to 26.2 percent for the nine months ended September 30, 2021.

The increase in EBIT was primarily attributable to the combined effects of (i) positive volume impact of €211 million, (ii) negative product mix impact of €29 million, including the effects of fewer shipments of the Ferrari Monza SP1 and SP2, (iii) negative contribution of €70 million from higher industrial costs (including cost inflation), (iv) an increase in research and development costs of €24 million, (v) an increase in selling, general and administrative costs of €65 million, (vi) positive contribution of €24 million from a better prior year Formula 1 ranking and higher contribution from lifestyle and other supporting activities, partially offset by lower sponsorships, reduced engine shipments to Maserati (in line with plans) and other miscellaneous expenses, and (vii) positive foreign currency exchange impact of €72 million (including foreign currency hedging instruments).

Net financial expenses

	For the nine months ended September 30,		Increase/(Decrease)
	2022	2021	2022 vs. 2021
	(€ million, except percentages)
Net financial expenses	32	29	3	7.7%

    Net financial expenses for the nine months ended September 30, 2022 of €32 million were substantially in line with €29 million for the nine months ended September 30, 2021.

Income tax expense

	For the nine months ended September 30,		Increase/(Decrease)
	2022	2021	2022 vs. 2021
	(€ million, except percentages)
Income tax expense	179	162	17	10.4%

    Income tax expense for the nine months ended September 30, 2022 was €179 million compared to €162 million for the nine months ended September 30, 2021.

The increase in income tax expense was primarily attributable to an increase in profit before taxes. Income taxes for the nine months ended September 30, 2022 and 2021 benefited from the application of the Patent Box tax regime.

The effective tax rate was 20.0 percent and 20.8 percent for the nine months ended September 30, 2022 and for the nine months ended September 30, 2021, respectively.

Liquidity and Capital Resources

Liquidity Overview

    We require liquidity in order to fund our operations and meet our obligations. Short-term liquidity is required, primarily to purchase raw materials, parts, components and utilities for car production, as well as to fund personnel expenses and other operating costs. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product range renewal and expansion, as well as for research and development activities to diversify our product portfolio through hybrid and electric technology. We also make investments to enhance manufacturing efficiency, improve capacity, implement actions to reach full carbon neutrality by 2030, ensure environmental compliance and carry out maintenance activities, among other uses. We fund our capital expenditure primarily with cash generated from our operating activities.

    We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring efficient and effective management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, will be sufficient to meet our obligations and fund our business and capital expenditures.

    See the “Net Debt and Net Industrial Debt” section below for additional details relating to our liquidity.

Cyclical Nature of Our Cash Flows

    Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, the timing of capital expenditures and, to a lesser extent, tax payments. In particular, our inventory levels generally increase with our growth in deliveries in the periods leading up to the launch of new models, during the phase out of existing models when we build up spare parts, and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown.

    We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing schemes are utilized by us or by our dealers) while we generally pay most suppliers between 60 and 90 days after we receive the raw materials, components or other goods and services. Additionally, we also receive advance payments from our customers, mainly for our Icona and limited edition models. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although in certain regions we may warehouse cars for longer periods of time to ensure timely deliveries. As a result of the above, including the advances received from customers for certain car models, we tend to receive payment for cars shipped before or around the time we are required to make payments for the raw materials, components or other materials used in the manufacturing of our cars.

    Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product range. Our investments in research and development are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and otherwise depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We are currently undergoing a period of structurally higher capital spending as we broaden our car architectures and work on the transition to hybrid and electric technologies. We also continue to make significant capital investments by prioritizing the purchase of operating assets and the realization of infrastructural projects that are considered important for the continuing success of Ferrari and its future development, including acquisitions of tracts of land adjacent to our facilities in Maranello as part of our expansion plans and the ongoing construction of the e-building.
    The payment of income taxes also affects our cash flows. We typically pay the first tax advance payment in the second quarter of the year, together with the balance due for the previous year, and the remaining part of the advance payment in the third and/or fourth quarters. Our tax expense and tax payments for the nine months ended September 30, 2022 and 2021 benefited from applying the Patent Box tax regime. See Note 12 “Income Tax Expense” to the Interim Condensed

Consolidated Financial Statements included elsewhere in this document for additional information related to the Patent Box tax regime in Italy.

Cash Flows

    The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the nine months ended September 30, 2022 and 2021. For additional details of our cash flows, see our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the nine months ended September 30,
	2022	2021
	(€ million)
Cash and cash equivalents at beginning of the period	1,344	1,362
Cash flows from operating activities	972	927
Cash flows used in investing activities	(496)	(504)
Cash flows used in financing activities	(468)	(519)
Translation exchange differences	11	7
Total change in cash and cash equivalents	19	(89)
Cash and cash equivalents at end of the period	1,363	1,273

For the nine months ended September 30, 2022 cash and cash equivalents held by the Group increased by €19 million compared to a decrease of €89 million for the nine months ended September 30, 2021. The difference in the net change in cash and cash equivalents for the nine months ended September 30, 2022 compared to the change in cash and cash equivalents for the nine months ended September 30, 2021 of positive €108 million was primarily attributable to the combined effects of:

(i)the full repayment of a bond for €501 million in January 2021 (including a principal amount of €500 million and interest of €1 million);

(ii)an increase in EBITDA of €171 million;

(iii)a higher change in other operating assets and liabilities for €104 million driven by the collection of advances from the Daytona SP3 and the 812 Competizione A; and
(iv)lower net investments in property, plant and equipment and intangible assets of €11 million;
partially offset by:
(v)higher share repurchases of €136 million (€301 million in 2022 compared to €165 million in 2021) and higher dividends paid of €90 million (€251 million in 2022 compared to €161 million in 2021);
(vi)lower net proceeds from borrowings from banks and other financial institutions for €156 million;
(vii)higher proceeds from the issuance of the 2032 Notes in July 2021 for €149 million; and
(viii)higher income tax paid of €145 million.
    Operating Activities - Nine Months Ended September 30, 2022

    Our cash flows from operating activities for the nine months ended September 30, 2022 were €972 million, primarily the result of:

(i)profit before taxes of €897 million adjusted for €375 million for depreciation and amortization expense, €32 million of net finance costs and net other non-cash expenses of €77 million (including provisions accrued and result from investments); and

(ii)€154 million of cash generated from the change in other operating assets and liabilities primarily driven by advances received for the Ferrari Daytona SP3 and the 812 Competizione A.

These cash inflows were partially offset by:

(iii)€214 million of cash absorbed from the net change in inventories, higher trade receivables and lower trade payables, primarily attributable to inventories for €106 million driven by the projected volume growth for the year, trade receivables for €54 million driven by higher volumes and sponsorship agreements, and trade payables for €54 million;

(iv) €141 million related to cash absorbed by receivables from financing activities driven by an increase in the portfolio;

(v)€14 million of net finance costs paid; and

(vi)€194 million of income taxes paid.

    Operating Activities - Nine Months Ended September 30, 2021

    Our cash flows from operating activities for the nine months ended September 30, 2021 were €927 million, primarily the result of:

(i)profit before taxes of €781 million adjusted for €323 million for depreciation and amortization expense, €29 million of net finance costs and net other non-cash expenses of €44 million (including provisions accrued and result from investments); and

(ii)€50 million of cash from the change in other operating assets and liabilities;

partially offset by:

(iii)€123 million of cash absorbed from the net change in inventories, trade receivables and trade payables, primarily attributable to higher inventories of €57 million, higher trade receivables of €40 million, and higher trade payables for €26 million;

(iv)€99 million related to cash absorbed by receivables from financing activities driven by an increase in the portfolio;

(v)€29 million of net finance costs paid; and

(vi) €49 million of income taxes paid.

    Investing Activities - Nine Months Ended September 30, 2022
    For the nine months ended September 30, 2022 our net cash used in investing activities was €496 million, primarily the result of capital expenditures of €308 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs, €187 million of additions to property, plant and equipment, and €1 million for investments in joint ventures. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

    Investing Activities - Nine Months Ended September 30, 2021

    For the nine months ended September 30, 2021 our net cash used in investing activities was €504 million, primarily the result of (i) €280 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €227 million of capital expenditures additions to property, plant and equipment, partially offset by proceeds from disposals. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

    Financing Activities - Nine Months Ended September 30, 2022

    For the nine months ended September 30, 2022, net cash used in financing activities was €468 million, primarily the result of:

(i)€301 million to repurchase common shares under the Company’s share repurchase program (including the Sell to Cover practice under the equity incentive plans);

(ii)€251 million of dividends paid, of which €2 million was to non-controlling interests;

(iii)€34 million of net change in borrowings from banks and other financial institutions; and

(iv)€12 million in repayments of lease liabilities;
These cash outflows were partially offset by:

(v)€125 million of proceeds net of repayments related to our revolving securitization programs in the United States; and

(vi)€5 million related to the net change in other debt.

    Financing Activities - Nine Months Ended September 30, 2021

    For the nine months ended September 30, 2021 net cash used in financing activities was €519 million, primarily the result of:

(i)€500 million for the full repayment of a bond upon maturity in January 2021;

(ii)€165 million to repurchase common shares under the Company’s share repurchase program (including the Sell to Cover practice under the equity incentive plans);

(iii)€161 million of dividends paid, of which €1 million was to non-controlling interests;

(iv)€15 million related to the net change in other debt; and

(v)€13 million in repayments of lease liabilities;
partially offset by:

(vi)€149 million of proceeds from the issuance of the 2032 Notes in July 2021;

(vii)€122 million of net change in bank borrowings and other financial institutions; and

(viii)€64 million of proceeds net of repayments related to our revolving securitization programs in the United States.

Capital Expenditures

    Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets. Capital expenditures for the nine months ended September 30, 2022 and 2021 were €510 million and €516 million, respectively.

    The following table sets forth a breakdown of capital expenditures by category for each of the nine months ended September 30, 2022 and 2021:

	For the nine months ended September 30,
	2022	2021
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	288	264
Patents, concessions and licenses	13	6
Other intangible assets	7	10
Total intangible assets	308	280
Property, plant and equipment
Industrial buildings	15	25
Plant, machinery and equipment	50	46
Other assets	22	11
Advances and assets under construction	115	154
Total property, plant and equipment	202	236
Total capital expenditures	510	516
Intangible assets

    Our total capital expenditures in intangible assets were €308 million for the nine months ended September 30, 2022 (€280 million for the nine months ended September 30, 2021).

    The most significant investments relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development and diversification of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to engineering, design and development activities focused on content enhancement of existing cars and new models, including to broaden our product range and our ongoing investments in hybrid and electric technology, as well as the development of components, which are necessary to provide continuing performance upgrades to our customers.

    For the nine months ended September 30, 2022 we invested €288 million in externally acquired and internally generated development costs, of which €205 million related to the development of models to be launched in future years and €83 million related primarily to the development of our current product portfolio and components.

    For the nine months ended September 30, 2021 we invested €264 million in externally acquired and internally generated development costs, of which €160 million related to the development of models to be launched in future years and €104 million related primarily to the development of our current product portfolio and components.

Property, plant and equipment

    Our total capital expenditures in property, plant and equipment for the nine months ended September 30, 2022 and 2021, were €202 million and €236 million, respectively.

    Our most significant investments generally relate to plant, machinery and equipment, which amounted to €50 million and €46 million for the nine months ended September 30, 2022 and 2021, respectively, as well as advances and assets under construction, which amounted to €115 million and €154 million for the nine months ended September 30, 2022 and 2021 respectively. Our main investments primarily related to industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), as well as investments related to our personalization programs and engine assembly lines. Investments in advances and assets under construction and industrial buildings for the periods presented reflect our focus on the broadening of our product range and supporting future model launches. The cumulative acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans, since the start of 2019 to September 30, 2022 amounted to €120 million.

    At September 30, 2022, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €141 million (€74 million at December 31, 2021).

Non-GAAP Financial Measures
We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: Net Debt, Net Industrial Debt, Free Cash Flow, Free Cash Flow from Industrial Activities, EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information for management and investors regarding our performance and improve our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Net Debt and Net Industrial Debt

Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

    The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at September 30, 2022 and December 31, 2021.

	At September 30, 2022	At December 31, 2021
	(€ million)
Cash and cash equivalents	1,363	1,344
Total liquidity	1,363	1,344
Bonds and notes	(1,484)	(1,487)
Asset-backed financing (Securitizations)	(1,186)	(900)
Borrowings from banks and other financial institutions	(133)	(154)
Lease liabilities	(60)	(56)
Other debt	(42)	(33)
Total debt	(2,905)	(2,630)
Net Debt (A)	(1,542)	(1,286)
Net Debt of Financial Services Activities (B)	(1,286)	(989)
Net Industrial Debt (A-B)	(256)	(297)

The increase in the Net Debt of Financial Services Activities (as defined above) of €297 million, from €989 million at December 31, 2021, to €1,286 million at September 30, 2022, relates primarily to the increase in asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States. Such receivables grew by €339 million, from €1,144 million at December 31, 2021 to €1,483 million at September 30, 2022, including the positive impact of foreign exchange rate.

The following table presents our receivables from financing activities and our Net Debt of Financial Services Activities at September 30, 2022 and December 31, 2021:

	At September 30, 2022	At December 31, 2021
	(€ million)
Receivables from financing activities	1,483	1,144
Net Debt of Financial Services Activities	(1,286)	(989)

For further details of our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 23 “Debt” to the Interim Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

    Cash and cash equivalents amounted to €1,363 million at September 30, 2022 compared to €1,344 million at December 31, 2021.

    Approximately 82 percent of our cash and cash equivalents were denominated in Euro at September 30, 2022 (approximately 85 percent at December 31, 2021). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €75 million at September 30, 2022 (€90 million at December 31, 2021), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

    The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At September 30, 2022	At December 31, 2021
	(€ million)
Euro	1,116	1,144
U.S. Dollar	111	68
Chinese Yuan	74	88
Pound Sterling	21	6
Japanese Yen	9	20
Other currencies	32	18
Total	1,363	1,344
    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €53 million at September 30, 2022 (€48 million at December 31, 2021).

    Total available liquidity

    Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at September 30, 2022 was €2,034 million (€2,020 million at December 31, 2021).

    The following table summarizes our total available liquidity:

	At September 30, 2022	At December 31, 2021
	(€ million)
Cash and cash equivalents	1,363	1,344
Undrawn committed credit lines	671	676
Total available liquidity	2,034	2,020

The undrawn committed credit lines at September 30, 2022 and at December 31, 2021 relate to revolving credit facilities. For further details, see Note 23 “Debt” in the Interim Consolidated Financial Statements included elsewhere in this document.

Free Cash Flow and Free Cash Flow from Industrial Activities
    Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of use assets recognized during the period in accordance with IFRS 16 — Leases) intangible assets and joint ventures. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

    The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the nine months ended September 30, 2022 and 2021.

	For the nine months ended September 30,
	2022	2021
	(€ million)
Cash flows from operating activities	972	927
Investments in property, plant and equipment, intangible assets and joint ventures	(496)	(506)
Free Cash Flow	476	421
Free Cash Flow from Financial Services Activities	(120)	(81)
Free Cash Flow from Industrial Activities	596	502

    Free Cash Flow for the nine months ended September 30, 2022 was €476 million, an increase of €55 million compared to €421 million for the nine months ended September 30, 2021. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

Free Cash Flow from Industrial Activities for the nine months ended September 30, 2022 was €596 million compared to €502 million for the nine months ended September 30, 2021. The increase in Free Cash Flow from Industrial Activities was primarily attributable to (i) an increase in EBITDA, (ii) a positive change in cash flows from other operating assets and liabilities driven by the collection of advances from the Daytona SP3 and the 812 Competizione A, and (iii) to a lesser extent, for lower capital expenditures, partially offset by (iv) higher income taxes paid and (v) higher investments in intangible assets. See also “Cash Flows” above for additional information.

EBITDA and Adjusted EBITDA
    EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is provided in order to present how the underlying business has performed prior to the impact of the adjusting items, which may obscure the underlying performance and impair comparability of results between periods.
    The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2022 and 2021, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting Adjusted EBITDA for the periods presented.

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	(€ million)
Net profit	228	207	718	619
Income tax expense	57	53	179	162
Net financial expenses	14	10	32	29
EBIT	299	270	929	810
Amortization and depreciation	136	101	375	323
EBITDA and Adjusted EBITDA	435	371	1,304	1,133
Adjusted EBIT
    Adjusted EBIT represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted EBIT in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table sets forth EBIT and Adjusted EBIT for the three and nine months ended September 30, 2022 and 2021. There were no adjustments impacting Adjusted EBIT for the periods presented.

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	(€ million)
EBIT and Adjusted EBIT	299	270	929	810
Adjusted Net Profit
    Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted Net Profit in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table sets forth net profit and Adjusted Net Profit for the three and nine months ended September 30, 2022 and 2021. There were no adjustments impacting Adjusted Net Profit for the periods presented.

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	(€ million)
Net profit and Adjusted Net Profit	228	207	718	619
Adjusted Basic and Diluted Earnings per Common Share
Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted Basic and Diluted Earnings per Common Share in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.

    The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the three and nine months ended September 30, 2022 and 2021. There were no adjustments impacting Adjusted Basic and Diluted Earnings per Common Share for the periods presented.

		For the three months ended September 30,		For the nine months ended September 30,
		2022	2021	2022	2021
Net profit attributable to owners of the Company	€ million	226	206	713	617
Adjusted net profit attributable to owners of the Company	€ million	226	206	713	617
Weighted average number of common shares for basic earnings per common share	thousand	182,688	184,317	183,068	184,601
Adjusted basic earnings per common share		€1.24	1.12	3.90	3.34
Weighted average number of common shares(1) for diluted earnings per common share	thousand	182,944	184,617	183,323	184,901
Adjusted diluted earnings per common share		€1.23	1.11	3.88	3.33

(1)For the three and nine months ended September 30, 2022 and 2021 the weighted average number of common shares for diluted earnings per common share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the Group’s equity incentive plans (assuming 100 percent of the target awards vested).

See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements, included elsewhere in this document, for the calculation of the basic and diluted earnings per common share.

Constant Currency Information

    The “Results of Operations” discussion above includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Risk Factors

We face a variety of risks and uncertainties in our business. For a description of these risks and uncertainties please see “Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2021 filed with the AFM and the SEC on February 25, 2022. All such risks factors should be read in conjunction with this Interim Report. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.

The escalating geopolitical tensions from the ongoing conflict in Ukraine and the resulting sanctions, restrictions, prohibitions and export controls imposed on Russia, Belarus and the Ukrainian regions of Donetsk and Luhansk by various governments and supranational organizations around the world have impacted global supply chains and created inflationary pressures on the price of raw materials, energy and commodities. If the situation continues or escalates and new measures or countermeasures are implemented, these adverse impacts could become more prevalent and negatively impact our supply chain and the availability and price of raw materials, energy and commodities. For further information relating to these risks see also “We depend on our suppliers, many of which are single source suppliers; and if these suppliers fail to deliver necessary raw materials, systems, components and parts of appropriate quality in a timely manner, our operations may be disrupted.” and “Global economic conditions, pandemics and macro events may adversely affect us.” within the section “Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2021 filed with the AFM and the SEC on February 25, 2022.

Outlook

2022 guidance based on the following assumptions:

•Carefully leveraging strong demand
•Richer model mix being more than offset by the negative impact from the Ferrari Monza SP1 and SP2 phase out
•Ferrari Daytona SP3 and Ferrari Purosangue commencing production in 2022 with deliveries starting in 2023
•Formula 1 revenues reflecting more diversified but lower sponsorship, partially offset by better prior year ranking
•Increasing depreciation and amortization in line with the start of production of new models
•Industrial free cash flow generation sustained by Daytona SP3 advances collection
•Disciplined capital expenditures to fuel long term development
•Stronger contribution from personalizations and tailwind from FX, net of cost inflation

Subject to trading conditions unaffected by COVID-19 pandemic restrictions.

(€B, unless otherwise stated)	2021A	PREVIOUS 2022 GUIDANCE	UPWARD REVISED 2022 GUIDANCE
NET REVENUES	4.3	∼4.9	∼5.0
ADJ. EBITDA (margin %)	1.53 35.9%	1.70-1.73 >35%	>1.73 ∼35%
ADJ. EBIT (margin %)	1.08 25.2%	1.15-1.18 >23.5%	>1.18 ∼24%
ADJ. DILUTED EPS (€)	4.50	4.80-4.90(1)	∼5.00(1)
INDUSTRIAL FCF	0.64	>0.65	Up to 0.70
_____________________________
(1)Calculating using the weighted average diluted number of common shares at December 31, 2021 (€184,722 thousand).

FERRARI N.V.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022
(UNAUDITED)

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three and nine months ended September 30, 2022 and 2021
(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2022	2021	2022	2021
		(€ thousand)
Net revenues	6	1,249,814	1,053,225	3,727,287	3,098,893
Cost of sales	7	655,264	524,178	1,922,360	1,505,733
Selling, general and administrative costs	8	106,292	82,340	299,739	234,934
Research and development costs	9	182,294	170,843	563,434	539,466
Other expenses/(income), net	10	8,661	7,066	18,221	13,019
Result from investments		1,459	1,569	5,118	4,750
EBIT		298,762	270,367	928,651	810,491
Net financial expenses	11	14,268	10,504	31,700	29,446
Profit before taxes		284,494	259,863	896,951	781,045
Income tax expense	12	56,899	53,009	179,391	162,457
Net profit		227,595	206,854	717,560	618,588
Net profit attributable to:
Owners of the parent		225,767	205,778	712,752	616,512
Non-controlling interests		1,828	1,076	4,808	2,076

Basic earnings per common share (in €)	13	1.24	1.12	3.90	3.34
Diluted earnings per common share (in €)	13	1.23	1.11	3.88	3.33

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2022 and 2021
(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2022	2021	2022	2021
		(€ thousand)
Net profit		227,595	206,854	717,560	618,588
Losses on cash flow hedging instruments	20	(24,509)	(18,456)	(18,069)	(57,719)
Exchange differences on translating foreign operations	20	15,410	5,009	30,422	10,158
Related tax impact	20	7,202	5,134	6,014	16,122
Total other comprehensive (loss)/income, net of tax (all of which may be reclassified to the consolidated income statement in subsequent periods)		(1,897)	(8,313)	18,367	(31,439)
Total comprehensive income		225,698	198,541	735,927	587,149
Total comprehensive income attributable to:
Owners of the parent		223,851	197,342	730,919	584,776
Non-controlling interests		1,847	1,199	5,008	2,373

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at September 30, 2022 and at December 31, 2021
(Unaudited)

	Note	At September 30, 2022	At December 31, 2021
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	1,253,571	1,138,173
Property, plant and equipment	15	1,374,958	1,353,165
Investments and other financial assets	16	58,768	54,509
Deferred tax assets		200,229	168,757
Total non-current assets		3,672,708	3,499,786
Inventories	17	647,184	540,575
Trade receivables	18	244,070	185,000
Receivables from financing activities	18	1,483,002	1,143,968
Current tax receivables	18	17,937	14,306
Other current assets	18	126,253	122,224
Current financial assets	19	72,870	13,500
Cash and cash equivalents		1,362,815	1,344,146
Total current assets		3,954,131	3,363,719
Total assets		7,626,839	6,863,505

Equity and liabilities
Equity attributable to owners of the parent		2,402,172	2,205,898
Non-controlling interests		8,260	5,518
Total equity	20	2,410,432	2,211,416

Employee benefits		93,374	101,200
Provisions	22	179,718	150,868
Deferred tax liabilities		87,020	95,973
Debt	23	2,904,785	2,630,011
Other liabilities	24	960,320	726,775
Other financial liabilities	19	106,897	36,520
Trade payables	25	762,651	797,832
Current tax payables		121,642	112,910
Total equity and liabilities		7,626,839	6,863,505

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine months ended September 30, 2022 and 2021
(Unaudited)

	For the nine months ended September 30,
	2022	2021
	(€ thousand)
Cash and cash equivalents at beginning of the period	1,344,146	1,362,406
Cash flows from operating activities
Profit before taxes	896,951	781,045
Amortization and depreciation	375,219	323,258
Provision accruals	57,824	27,541
Result from investments	(5,118)	(4,750)
Net finance costs	31,700	29,446
Other non-cash expenses, net	24,338	21,015
Change in inventories	(105,813)	(56,877)
Change in trade receivables	(53,659)	(40,443)
Change in trade payables	(54,381)	(25,571)
Change in receivables from financing activities	(141,008)	(99,461)
Change in other operating assets and liabilities	153,723	49,582
Finance income received	10,302	1,178
Finance costs paid	(24,301)	(29,925)
Income tax paid	(193,661)	(48,942)
Total cash flows from operating activities	972,116	927,096

Cash flows used in investing activities:
Investments in property, plant and equipment	(186,928)	(226,769)
Investments in intangible assets	(308,322)	(279,359)
Investments in joint ventures	(1,367)	—
Proceeds from the sale of property, plant and equipment and intangible assets	245	1,579
Total cash flows used in investing activities	(496,372)	(504,549)

Cash flows used in financing activities
Net change in bank borrowings and other financial institutions	(33,586)	122,344
Repayments in lease liabilities	(11,775)	(13,289)
Proceeds from securitizations net of repayments	125,390	64,287
Net change in other debt	4,075	(15,243)
Repayment of bonds and notes	—	(500,000)
Proceeds from bonds and notes	—	149,495
Dividends paid to owners of the parent	(248,488)	(159,745)
Dividends paid to non-controlling interest	(2,266)	(1,355)
Share repurchases	(301,202)	(165,153)
Total cash flows used in financing activities	(467,852)	(518,659)
Translation exchange differences	10,777	6,825
Total change in cash and cash equivalents	18,669	(89,287)
Cash and cash equivalents at end of the period	1,362,815	1,273,119

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine months ended September 30, 2022 and 2021
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2020	2,573	1,739,380	24,164	28,774	(9,705)	1,785,186	4,018	1,789,204
Net profit	—	616,512	—	—	—	616,512	2,076	618,588
Other comprehensive (loss)/income	—	—	(41,597)	9,861	—	(31,736)	297	(31,439)
Dividends	—	(160,272)	—	—	—	(160,272)	(1,354)	(161,626)
Share-based compensation	—	11,156	—	—	—	11,156	—	11,156
Share repurchases	—	(165,153)	—	—	—	(165,153)	—	(165,153)
At September 30, 2021	2,573	2,041,623	(17,433)	38,635	(9,705)	2,055,693	5,037	2,060,730

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2021	2,573	2,192,453	(22,006)	42,518	(9,640)	2,205,898	5,518	2,211,416
Net profit	—	712,752	—	—	—	712,752	4,808	717,560
Other comprehensive (loss)/income	—	—	(12,055)	30,222	—	18,167	200	18,367
Dividends	—	(249,522)	—	—	—	(249,522)	(2,266)	(251,788)
Share-based compensation	—	16,079	—	—	—	16,079	—	16,079
Share repurchases	—	(301,202)	—	—	—	(301,202)	—	(301,202)
At September 30, 2022	2,573	2,370,560	(34,061)	72,740	(9,640)	2,402,172	8,260	2,410,432

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

Background

    Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 176 authorized dealers operating 195 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 16 Ferrari-owned stores and 14 franchised stores (including 12 Ferrari Store Junior), as well as on the Ferrari’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including through cooperation and other agreements with certain financial institutions. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are a core element of Ferrari marketing and promotional activities and an important source of innovation to support the technological advancement of Ferrari range models.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

    These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on November 2, 2022, and have been prepared in compliance with International Accounting Standard 34 — Interim Financial Reporting (IAS 34). The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2021 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. There are no material effects on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2021, except as described in the section “New standards and amendments effective from January 1, 2022”.

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

    Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is required. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations, or significant plan amendments, curtailments, or settlements.

New standards and amendments effective from January 1, 2022
    The following new standards and amendments effective from January 1, 2022 were adopted by the Group.
In May 2020 the IASB issued amendments to IFRS 3 — Business combinations to update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. There was no effect from the adoption of these amendments.

In May 2020 the IASB issued amendments to IAS 16 — Property, Plant and Equipment. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company should recognize such sales proceeds and the related cost in the income statement. There was no effect from the adoption of these amendments.

In May 2020 the IASB issued amendments to IAS 37 — Provisions, Contingent Liabilities and Contingent Assets, which specify which costs a company includes when assessing whether a contract will be loss-making. There was no effect from the adoption of these amendments.

In May 2020 the IASB issued Annual Improvements to IFRSs 2018 - 2020 Cycle. The improvements have amended four standards: i) IFRS 1 — First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 — Financial Instruments in relation to which fees an entity includes when applying the ‘10 percent’ test for derecognition of financial liabilities, iii) IAS 41 — Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 — Leases in relation to an illustrative example of reimbursement for leasehold improvements. There was no effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective

    The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2023 or subsequent years are listed below:

In May 2017 the IASB issued IFRS 17 — Insurance Contracts, which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. In June 2020 the IASB issued amendments to IFRS 17 aimed at helping companies implement IFRS 17 and make it easier for companies to explain their financial performance. The new standard and amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In January 2020 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In February 2021 the IASB issued amendments to IAS 1 — Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In February 2021 the IASB issued amendments to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In May 2021 the IASB issued amendments to IAS 12 — Income Taxes: Deferred Tax related to Assets and Liabilities Arising From a Single Transaction that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In December 2021 the IASB issued amendments to IFRS 17 — Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information, which provide a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendments are aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities, and therefore improve the usefulness of comparative information for users of financial statements. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In September 2022 the IASB issued amendments to IFRS 16 — Leases: Liability in a Sale and Leaseback to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

Scope of consolidation

    There were no changes in the scope of consolidation for the periods presented in this Interim Report.

4. FINANCIAL RISK FACTORS

    The Group is exposed to various operational financial risks, including financial market risk (relating mainly to foreign currency exchange rates and, to a lesser extent, interest rates and commodity prices), credit risk and liquidity risk. The
Interim Condensed Consolidated Financial Statements do not include all of the information and disclosures on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 30 “Qualitative and Quantitative Information on Financial Risks” of the Consolidated Financial Statements at and for the year ended December 31, 2021.

5. OTHER INFORMATION
    The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2022		2021
	Average for the nine months ended September 30,	At September 30,	Average for the nine months ended September 30,	At September 30,	At December 31,
U.S. Dollar	1.0638	0.9748	1.1962	1.1579	1.1326
Pound Sterling	0.8472	0.8830	0.8636	0.8605	0.8403
Swiss Franc	1.0118	0.9561	1.0904	1.0830	1.0331
Japanese Yen	135.9679	141.0100	129.8320	129.6700	130.3800
Chinese Yuan	7.0193	6.9368	7.7376	7.4847	7.1947
Australian Dollar	1.5044	1.5076	1.5770	1.6095	1.5615
Canadian Dollar	1.3643	1.3401	1.4968	1.4750	1.4393
Singapore Dollar	1.4631	1.4001	1.6020	1.5760	1.5279
Hong Kong Dollar	8.3326	7.6521	9.2912	9.0184	8.8333

6. NET REVENUES
    Net revenues are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	(€ thousand)		(€ thousand)
Revenues from:
Cars and spare parts	1,056,702	883,352	3,168,774	2,619,066
Engines	41,157	55,124	119,202	144,999
Sponsorship, commercial and brand	122,684	94,570	349,194	276,486
Other	29,271	20,179	90,117	58,342
Total net revenues	1,249,814	1,053,225	3,727,287	3,098,893

Other net revenues primarily relate to financial services activities, management of the Mugello racetrack and other sports-related activities.

Interest and other financial income from financial services activities included within net revenues for the three months ended September 30, 2022 and 2021 amounted to €18,438 thousand and €13,191 thousand, respectively, and for the nine months ended September 30, 2022 and 2021 amounted to €48,618 thousand and €41,424 thousand, respectively.

7. COST OF SALES
    Cost of sales for the three months ended September 30, 2022 and 2021 amounted to €655,264 thousand and €524,178 thousand, respectively, and for the nine months ended September 30, 2022 and 2021 amounted to €1,922,360 thousand and €1,505,733 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts and, to a lesser extent, engines sold to Maserati and engines rented to other Formula 1 racing teams. The remaining costs mainly include depreciation, insurance and transportation costs, as well as warranty and product-related costs, which are estimated and recorded at the time of shipment.
    Interest and other financial expenses from financial services activities included within cost of sales for the three months ended September 30, 2022 and 2021 amounted to €7,299 thousand and €2,977 thousand, respectively, and for the nine months ended September 30, 2022 and 2021 amounted to €16,054 thousand and €13,629 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

    Selling costs for the three months ended September 30, 2022 and 2021 amounted to €63,058 thousand and €39,240 thousand, respectively, and for the nine months ended September 30, 2022 and 2021 amounted to €169,395 thousand and €114,867 thousand, respectively, consisting mainly of costs for sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to trade shows and media and client events for the launch of new models, lifestyle events, including the use of digital solutions, as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

    General and administrative costs for the three months ended September 30, 2022 and 2021 amounted to €43,234 thousand and €43,100 thousand, respectively, and for the nine months ended September 30, 2022 and 2021 amounted to €130,344 thousand and €120,067 thousand, respectively, consisting mainly of administration and other general expenses, including for personnel, that are not directly attributable to manufacturing, sales or research and development activities.

9. RESEARCH AND DEVELOPMENT COSTS
    Research and development costs are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	(€ thousand)
Research and development costs expensed during the period	116,907	129,913	386,757	402,189
Amortization of capitalized development costs	65,387	40,930	176,677	137,277
Total research and development costs	182,294	170,843	563,434	539,466
    Research and development costs expensed during the period primarily relate to Formula 1 activities, as well as research and development activities to support the innovation of our product range and components, in particular, in relation to hybrid and electric technology.

Research and development costs are recognized net of technology-related government incentives.

10. OTHER EXPENSES/(INCOME), NET
Other expenses/(income), net for the three and nine months ended September 30, 2022 included other expenses of €10,908 thousand and €24,374 thousand, respectively, mainly related to indirect taxes, provisions, and other miscellaneous expenses, partially offset by other income for the three and nine months ended September 30, 2022 of €2,247 thousand and €6,153 thousand, respectively, mainly related to rental income, gains on the disposal of property, plant and equipment and other miscellaneous income.

11. NET FINANCIAL EXPENSES

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	(€ thousand)
Financial income
Related to:
Industrial activities (A)	26,794	8,881	71,970	27,760
Financial services activities (reported within net revenues)	18,438	13,191	48,618	41,424

Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial activities (B)	(41,062)	(19,385)	(103,670)	(57,206)
Financial services activities (reported within cost of sales)	(7,299)	(2,977)	(16,054)	(13,629)

Net financial expenses relating to industrial activities (A - B)	(14,268)	(10,504)	(31,700)	(29,446)
Net financial expenses primarily relate to interest expenses on debt and net foreign exchange impact, including the net costs of hedging.

12. INCOME TAX EXPENSE
    Income tax expense is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	(€ thousand)
Current tax expense	49,036	68,723	206,475	170,927
Deferred tax expense/(benefit)	8,163	(15,720)	(28,711)	(9,563)
Taxes relating to prior periods	(300)	6	1,627	1,093
Total income tax expense	56,899	53,009	179,391	162,457
Income tax expense amounted to €56,899 thousand and €53,009 thousand for the three months ended September 30, 2022 and 2021, respectively, and €179,391 thousand and €162,457 thousand for the nine months ended September 30, 2022 and 2021, respectively.

Deferred tax expense/(benefit) was primarily attributable to timing differences related to intercompany profit on inventory.

Income taxes for the three and nine months ended September 30, 2022 and 2021 benefited from the application of the Patent Box tax regime.
The effective tax rate was 20.0 percent for the nine months ended September 30, 2022 compared to 20.8 percent for the nine months ended September 30, 2021.

IRAP (current and deferred) for the nine months ended September 30, 2022 and 2021 amounted to €27,657 thousand and €26,648 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of nine months ended September 30, 2022 and 2021, respectively.

Deferred tax assets and liabilities of the individual consolidated companies are offset within the interim consolidated statement of financial position when a legally enforceable right to offset exists.

The Group’s Italian entities participate in a group Italian tax consolidation under Ferrari N.V.

13. EARNINGS PER SHARE
    Basic earnings per share
    Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares issued and outstanding during the period. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended September 30,		For the nine months ended September 30,
		2022	2021	2022	2021
Profit attributable to owners of the parent	€ thousand	225,767	205,778	712,752	616,512
Weighted average number of common shares for basic earnings per share	thousand	182,688	184,317	183,068	184,601
Basic earnings per share	€	1.24	1.12	3.90	3.34

    Diluted earnings per share
    For the three and nine months ended September 30, 2022 and 2021, the weighted average number of shares for diluted earnings per share was increased to take into consideration the diluted effects of the potential common shares relating to the Group’s equity incentive plans (assuming 100 percent of the target awards vested). See Note 21 for additional details on the equity incentive plans.

    The following table provides the amounts used in the calculation of diluted earnings per share for the three and nine months ended September 30, 2022 and 2021:

		For the three months ended September 30,		For the nine months ended September 30,
		2022	2021	2022	2021
Profit attributable to owners of the parent	€ thousand	225,767	205,778	712,752	616,512
Weighted average number of common shares for diluted earnings per share	thousand	182,944	184,617	183,323	184,901
Diluted earnings per share	€	1.23	1.11	3.88	3.33
14. INTANGIBLE ASSETS

	Balance at December 31, 2021	Additions	Amortization	Translation differences and other	Balance at September 30, 2022
	(€ thousand)
Intangible assets	1,138,173	308,322	(192,904)	(20)	1,253,571
    Additions of €308,322 thousand primarily related to externally acquired and internally generated development costs for new and existing models.

15. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2021	Additions	Disposals	Depreciation	Translation differences and other	Balance at September 30, 2022
	(€ thousand)
Property, plant and equipment	1,353,165	201,986	(1,992)	(182,315)	4,114	1,374,958
    Additions of €201,986 thousand mainly related to advances and assets under construction, as well as plant, machinery and equipment, primarily related to car production and engine assembly lines (including those for models to be launched in future years), industrial tools used for the production of cars, and personalization programs.

At September 30, 2022 property, plant and equipment included €57,002 thousand of right-of-use assets (€53,758 thousand at December 31, 2021). The following table summarizes the changes in the carrying amount of right-of-use assets for the nine months ended September 30, 2022:

	At December 31, 2021	Additions	Disposals	Depreciation	Translation differences and other	At September 30, 2022
	(€ thousand)
Right-of-use assets	53,758	15,058	(1,780)	(11,802)	1,768	57,002

For the nine months ended September 30, 2022 depreciation of right-of-use assets amounted to €11,802 thousand and interest expense on lease liabilities amounted to €703 thousand (€11,676 thousand and €651 thousand respectively for the nine months ended September 30, 2021).

    At September 30, 2022 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €141,111 thousand (€73,681 thousand at December 31, 2021).

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

    The composition of investments and other financial assets is as follows:

	At September 30, 2022	At December 31, 2021
	(€ thousand)
Investments accounted for using the equity method	48,091	42,927
Other securities and financial assets	10,677	11,582
Total investments and other financial assets	58,768	54,509

Investments accounted for using the equity method
    Investments accounted for using the equity method relate entirely to the Group’s investment in Ferrari Financial Services GmbH, a German entity that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland), and, to a lesser extent, to FS China Limited, a joint venture formed in China in 2021 to manage certain lifestyle activities in the local market, which is in the startup phase.
Changes in the carrying amount of the investment during the period were as follows:

(€ thousand)
Balance at January 1, 2022	42,927
Proportionate share of net profit for the period from January 1, 2022 to September 30, 2022	5,118
Other changes	46
Balance at September 30, 2022	48,091

Other securities and financial assets
Other securities and financial assets primarily include Series C Liberty Formula One shares (the “Liberty Media Shares”) of Liberty Media Corporation (the group responsible for the promotion of the Formula 1 World Championship), which are measured at fair value and amounted to €9,653 thousand at September 30, 2022 (€10,559 thousand at December 31, 2021).

17. INVENTORIES

	At September 30, 2022	At December 31, 2021
	(€ thousand)
Raw materials	115,032	99,382
Semi-finished goods	127,939	121,201
Finished goods	404,213	319,992
Total inventories	647,184	540,575
The amount of inventory write-downs recognized as an expense within cost of sales was €12,603 thousand and €9,843 thousand for the nine months ended September 30, 2022 and 2021, respectively.

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At September 30, 2022	At December 31, 2021
	(€ thousand)
Receivables from financing activities	1,483,002	1,143,968
Trade receivables	244,070	185,000
Current tax receivables	17,937	14,306
Other current assets	126,253	122,224
Total	1,871,262	1,465,498
Receivables from financing activities
    Receivables from financing activities are as follows:

	At September 30, 2022	At December 31, 2021
	(€ thousand)
Client financing	1,471,501	1,132,979
Dealer financing	11,501	10,989
Total	1,483,002	1,143,968
    Receivables from financing activities relate to the financial services portfolio in the United States and are generally secured on the title of cars or other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At September 30, 2022	At December 31, 2021
	(€ thousand)
Financial derivatives	63,648	11,565
Other financial assets	9,222	1,935
Current financial assets	72,870	13,500
The following table provides the analysis of derivative assets and liabilities at September 30, 2022 and December 31, 2021.

	At September 30, 2022		At December 31, 2021
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency derivatives	18,204	(103,889)	4,437	(34,973)
Commodities	286	(271)	182	(1,162)
Interest rate caps	42,820	—	6,053	—
Total cash flow hedges	61,310	(104,160)	10,672	(36,135)
Other foreign currency derivatives	2,338	(2,737)	893	(385)
Derivatives assets/(liabilities)	63,648	(106,897)	11,565	(36,520)

At September 30, 2022 and December 31, 2021, substantially all foreign currency derivatives had a maturity of twelve months or less.
    Foreign currency derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps relate to derivative instruments required as part of certain securitization agreements.

20. EQUITY
    Share capital
    At September 30, 2022 and December 31, 2021 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01. At September 30, 2022 the Company held in treasury 11,506,686 common shares and 5,190 special voting shares, while at December 31, 2021 the Company held in treasury 10,080,103 common shares and 4,190 special voting shares. Shares in treasury include shares repurchased under the Group’s share repurchase program based on the transaction trade date. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase program, partially offset by shares assigned under the Group’s equity incentive plans. On May 20, 2022, the Company completed the Sixth Tranche of the previous multi-year share repurchase program. On June 30, 2022, the Company announced its intention to commence a new multi-year share repurchase program of approximately Euro 2 billion expected to be executed by 2026, with the First Tranche of €150 million to be executed from July 1, 2022 to no later than November 30, 2022. At September 30, 2022 and December 31, 2021 the Company held in treasury 4.47 percent and 3.92 percent of the total issued share capital of the Company, respectively(1).

____________________________
(1)The percentage of shares held in treasury compared to total issued share capital remains substantially the same if calculated considering only common shares held in treasury or if calculated considering common shares and special voting shares held in treasury.

    The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the nine months ended September 30, 2022:

	Common Shares	Special Voting Shares	Total
Balance at December 31, 2021	183,843,396	63,344,922	247,188,318
Shares repurchased under share repurchase program(1)	(1,495,649)	—	(1,495,649)
Shares assigned under equity incentive plans(2)	69,066	—	69,066
Other changes(3)	—	(1,000)	(1,000)
Balance at September 30, 2022	182,416,813	63,343,922	245,760,735
_______________________________________
(1)Includes shares repurchased under the share repurchase program between January 1, 2022 and September 30, 2022 based on the transaction trade date, for a total consideration of €290,107 thousand, including transaction costs.
(2)On March 16, 2022, 122,125 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 16, 2022, the Company purchased 56,517 common shares, for a total consideration of €10,365 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction. On May 25, 2022, 6,643 common shares, which were previously held in treasury, were assigned to certain employees. On May 25, 2022, the Company purchased 3,185 common shares, for a total consideration of €562 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction. See Note 21 “Share-Based Compensation” for additional details relating to the Group’s equity incentive plans.
(3)Relates to the deregistration of certain special voting shares under the Company’s special voting shares term and conditions.

Other comprehensive (loss)/income

    The following table presents other comprehensive (loss)/income:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	(€ thousand)
Losses on cash flow hedging instruments arising during the period	(42,275)	(18,712)	(66,604)	(41,312)
Reclassification of cash flow hedge reserves to the consolidated income statement	17,766	256	48,535	(16,407)
Losses on cash flow hedging instruments	(24,509)	(18,456)	(18,069)	(57,719)
Exchange differences on translating foreign operations arising during the period	15,410	5,009	30,422	10,158
Total other comprehensive (loss)/income (all of which may be reclassified to the consolidated income statement in subsequent periods)	(9,099)	(13,447)	12,353	(47,561)
Related tax impact	7,202	5,134	6,014	16,122
Total other comprehensive (loss)/income, net of tax	(1,897)	(8,313)	18,367	(31,439)

Gains and losses on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.

    The tax effects relating to other comprehensive income/(loss) are as follows:

	For the nine months ended September 30,
	2022			2021
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments	(18,069)	6,014	(12,055)	(57,719)	16,122	(41,597)
Exchange gains on translating foreign operations	30,422	—	30,422	10,158	—	10,158
Total other comprehensive income/(loss)	12,353	6,014	18,367	(47,561)	16,122	(31,439)

21. SHARE-BASED COMPENSATION

The Group has several equity incentive plans under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common share, have been awarded to the Executive Chairman, the Chief Executive Officer (“CEO”), other members of the Ferrari Leadership Team (“FLT”) and other key employees of the Group. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Group’s equity incentive plans.

Equity Incentive Plan 2019-2021

In the first quarter of 2022, 68,013 PSU awards vested (representing 100 percent of the target PSU awards) as a result of the achievement of the related performance conditions and 54,112 RSU awards vested upon achievement of the related service conditions. As a result, 122,125 common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2022.

Equity Incentive Plan 2020-2022

    The PSUs and RSUs cover the three-year performance and service periods from 2020 to 2022. The PSU awards and RSU awards under the Equity Incentive Plan 2020-2022 vest in 2023 based on the level of achievement of the related performance targets or service conditions.
Equity Incentive Plan 2021-2023
The PSUs and RSUs cover the three-year performance and service periods from 2021 to 2023. The PSU awards and RSU awards under the Equity Incentive Plan 2021-2023 vest in 2024 based on the level of achievement of the related performance targets or service conditions.

Equity Incentive Plan 2022-2024

Under a new Equity Incentive Plan 2022-2024 approved in 2022, the Company awarded approximately 72 thousand 2022-2024 PSUs to the Executive Chairman, CEO, members of the FLT and other employees of the Group, and approximately 26 thousand 2022-2024 RSUs to members of the FLT and other employees of the Group. The PSUs and RSUs cover the three-year performance and service periods from 2022 to 2024. The PSU awards and RSU awards under the Equity Incentive Plan 2022-2024 vest in 2025 based on the level of achievement of the related performance targets or service conditions.

Outstanding share awards

Changes to the outstanding number of PSU and RSU awards under all equity incentive plans of the Group are as follows:

	Outstanding PSU Awards	Outstanding RSU Awards	Total Outstanding Awards
Balance at December 31, 2021	152,172	123,661	275,833
Granted(1)	71,900	26,258	98,158
Vested(2)	(68,013)	(54,112)	(122,125)
Forfeited	(3,046)	(348)	(3,394)
Balance at September 30, 2022	153,013	95,459	248,472
_______________________________________
(1)    Granted under the Equity Incentive Plan 2022-2024.
(2)    Vested under the Equity Incentive Plan 2019-2021.

Other share awards
During the nine months ended September 30, 2022, the Company awarded 13,286 share awards, which each represent the right to receive one Ferrari common share, to certain employees, of which 6,643 equity instruments awards vested immediately at the grant date. The outstanding share awards will vest in 2023 and 2024, subject to the recipient’s continued employment with the Company at the time of vesting. The fair value of the awards was equal to €185, measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period.

Share-based compensation expense
    For the nine months ended September 30, 2022 and 2021, the Company recognized €12,215 thousand and €10,082 thousand, respectively, as share-based compensation expense and an increase to other reserves in equity in relation to the PSUs and RSUs awarded under the Group’s equity incentive plans. At September 30, 2022, unrecognized compensation expense amounted to €20,997 thousand and is expected to be recognized over the remaining vesting periods through 2024.

For the nine months ended September 30, 2022 the Group also recognized share-based compensation expense of €3,864 thousand as part of commercial agreements with certain suppliers.

22. PROVISIONS
    Provisions are as follows:

	At September 30, 2022	At December 31, 2021
	(€ thousand)
Warranty and recall campaigns provision	126,379	108,767
Legal proceedings and disputes	12,243	13,701
Other risks	41,096	28,400
Total provisions	179,718	150,868
    The provision for other risks primarily relates to disputes and matters which are not subject to legal proceedings, including contract-related disputes with suppliers, employees and other parties, as well as environmental risks.

    Movements in provisions are as follows:

	Balance at December 31, 2021	Additional provisions	Utilization	Releases	Translation differences and other movements	Balance at September 30, 2022
	(€ thousand)
Warranty and recall campaigns provision	108,767	48,698	(28,775)	(2,917)	606	126,379
Legal proceedings and disputes	13,701	599	(1,105)	(625)	(327)	12,243
Other risks	28,400	12,749	(1,834)	(680)	2,461	41,096
Total provisions	150,868	62,046	(31,714)	(4,222)	2,740	179,718

23. DEBT

	Balance at December 31, 2021	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (*)	Translation differences	Balance at September 30, 2022
	(€ thousand)
Bonds and notes	1,487,110	—	—	(2,732)	—	1,484,378
Asset-backed financing (Securitizations)	900,213	182,070	(56,680)	1,085	159,766	1,186,454
Borrowings from banks and other financial institutions	154,419	8,909	(42,495)	472	11,397	132,702
Lease liabilities	56,210	—	(11,775)	13,432	2,122	59,989
Other debt	32,059	21,491	(17,416)	—	5,128	41,262
Total debt	2,630,011	212,470	(128,366)	12,257	178,413	2,904,785
_____________________________________
(*) Other changes in lease liabilities primarily relate to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.

Bonds and notes

    2023 Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand, after the debt discount and issuance costs, and a yield to maturity of 1.656 percent. The net proceeds were used, together with additional cash held by the Company, to fully repay a €500 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Euronext Dublin (formerly the Irish Stock Exchange). Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of €115,395 thousand. The amount outstanding at September 30, 2022 was €387,235 thousand and includes accrued interest of €3,125 thousand (€387,872 thousand including accrued interest of €4,567 thousand at December 31, 2021).

2025 Bond

On May 27, 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of
€650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640,073 thousand, after related expenses, and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The amount outstanding of the 2025 Bond at September 30, 2022 was €647,981 thousand, including accrued interest of €3,375 thousand (€648,984 thousand, including accrued interest of €5,850 thousand at December 31, 2021).

2029 and 2031 Notes

On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand, and the yields to maturity, on an annual basis, equal the nominal coupon rates of the Notes. The Notes are primarily used for general corporate purposes, including the funding of capital expenditures.

The amounts outstanding of the 2029 Notes at September 30, 2022 was €149,694 thousand, including accrued interest of €280 thousand (€150,052 thousand, including accrued interest of €700 thousand at December 31, 2021). The amount outstanding of the 2031 Notes at September 30, 2022 was €149,685 thousand, including accrued interest of €318 thousand (€150,111 thousand including accrued interest of €794 thousand at December 31, 2021).
2032 Notes

On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain US institutional investors having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand and the yield to maturity on an annual basis equals the nominal coupon rates of the Notes. The Notes are used for general corporate purposes. The amount outstanding of the 2032 Notes at September 30, 2022 was €149,783 thousand, including accrued interest of €235 thousand (€150,091 thousand, including accrued interest of €576 thousand at December 31, 2021).

The abovementioned bonds and notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. At September 30, 2022 and December 31, 2021, Ferrari was in compliance with the covenants of the notes.

Asset-backed financing (Securitizations)

    As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the United States through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with the related receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. During the first nine months of 2022, the following revolving securitization programs were in place:

•revolving securitization program for funding of up to $750 million, which was renewed in December 2020 for a tenor of 24 months, and increased up to $800 million in December 2021, up to $850 million in May 2022 and up to $925 million in August 2022, by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of a synthetic base rate substantially replicating the LIBOR plus a margin of 75 basis points. At September 30, 2022 total proceeds net of repayments from the sales of financial receivables under the program amounted to $871 million ($775 million at December 31, 2021). The securitization agreement requires the maintenance of an interest rate cap.

•revolving securitization program for funding of up to $285 million, which was renewed in November 2021 for a tenor of 24 months, by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of SOFR plus a margin of 65 basis points. At September 30, 2022 total proceeds net of repayments from the sales of financial receivables under the program amounted to $285 million ($245 million at December 31, 2021). The securitization agreement requires the maintenance of an interest rate cap.

    The consolidated total amount of the revolving securitization programs has been progressively increased since inception as the underlying receivables portfolios have increased.

    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €53,156 thousand at September 30, 2022 (€47,742 thousand at December 31, 2021).

Borrowings from banks and other financial institutions

    Borrowings from banks and other financial institutions at September 30, 2022 include (i) €50,000 thousand related to an amortizing term loan to Ferrari S.p.A. that was originally borrowed in June 2021, for a tenor of 36 months and bearing fixed interest at 0.118 percent and (ii) financial liabilities of FFS Inc to support financial services activities, and in particular €82,702 thousand (€61,919 thousand at December 31, 2021) relating to a U.S. Dollar committed credit facility for up to $100 million, (drawn down for $80 million at September 30, 2022) for a tenor of 24 months and bearing interest at LIBOR plus 75 basis points.

Lease liabilities

    The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 - Leases. At September 30, 2022 lease liabilities amounted to €59,989 thousand (€56,210 thousand at December 31, 2021).

Other debt

    Other debt mainly relates to other funding for operating and financing activities of the Group.

24. OTHER LIABILITIES
    An analysis of other liabilities is as follows:

	At September 30, 2022	At December 31, 2021
	(€ thousand)
Deferred income	346,474	256,206
Advances and security deposits	407,152	240,696
Accrued expenses	86,520	80,787
Payables to personnel	57,686	53,712
Social security payables	23,676	24,660
Other	38,812	70,714
Total other liabilities	960,320	726,775

    Deferred income primarily includes amounts received under maintenance and power warranty programs of €237,053 thousand at September 30, 2022 and €218,982 thousand at December 31, 2021, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group. The increase in deferred income primarily relates to advances received for Formula 1 sponsorship agreements.

    Advances and security deposits primarily include advances received for the purchase of Icona and limited edition models. Upon shipment of the cars, the advances are recognized as revenue. The increase primarily relates to advances received during the period for the Ferrari Daytona SP3 and the 812 Competizione A.

25. TRADE PAYABLES
    Trade payables of €762,651 thousand at September 30, 2022 (€797,832 thousand at December 31, 2021) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26. FAIR VALUE MEASUREMENT
    IFRS 13 — Fair Value Measurement establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

    Levels used in the hierarchy are as follows:

    Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

    Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

    Level 3 inputs are unobservable inputs for the assets and liabilities.

    Assets and liabilities that are measured at fair value on a recurring basis

    The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2022 and at December 31, 2021:

		At September 30, 2022
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Media Shares	16	9,653	—	—	9,653
Current financial assets	19	—	63,648	—	63,648
Total assets		9,653	63,648	—	73,301
Other financial liabilities	19	—	106,897	—	106,897
Total liabilities		—	106,897	—	106,897

		At December 31, 2021
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Media Shares	16	10,559	—	—	10,559
Current financial assets	19	—	11,565	—	11,565
Total assets		10,559	11,565	—	22,124
Other financial liabilities	19	—	36,520	—	36,520
Total liabilities		—	36,520	—	36,520
    There were no transfers between fair value hierarchy levels for the periods presented.
    The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rates and interest rates, as applicable, at the balance sheet date.
    The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of current bank accounts.

     Assets and liabilities not measured at fair value on a recurring basis
    For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
    The following table presents the carrying amount and the fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At September 30, 2022		At December 31, 2021
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Receivables from financing activities	18	1,483,002	1,483,002	1,143,968	1,143,968
Total assets		1,483,002	1,483,002	1,143,968	1,143,968
Debt	23	2,904,785	2,864,025	2,630,011	2,656,159
Total liabilities		2,904,785	2,864,025	2,630,011	2,656,159

27. RELATED PARTY TRANSACTIONS
    Pursuant to IAS 24, the related parties of Ferrari include Exor N.V., and together with its subsidiaries the Exor Group, as well as all entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties also include companies over which the Exor Group is capable of exercising control, joint control or significant influence, including Stellantis N.V., and together with its subsidiaries the Stellantis Group, (previously referred to as Fiat Chrysler Automobiles N.V., FCA or FCA Group, which changed its name to Stellantis as a result of the merger with Peugeot S.A. in January 2021) and CNH Industrial N.V. and its subsidiaries, as well as joint ventures and associates of Ferrari. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.
     The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
    Transactions with Stellantis Group companies
•the sale of engines to Maserati S.p.A. (“Maserati”);
•the purchase of engine components for the use in the production of Maserati engines from FCA US LLC;
•a technical cooperation between the Group and Stellantis Group with the aim to enhance the quality and competitiveness of their respective products, while reducing costs and investments;
•transactions with Stellantis Group companies, mainly relating to the services provided by Stellantis Group companies, including certain services relating to human resources, payroll, tax, and the procurement of insurance coverage.

    Transactions with Exor Group companies (excluding Stellantis Group companies)

•the Group incurs rental costs from Iveco S.p.A., a company belonging to Iveco Group, related to the rental of trucks used by the Formula 1 racing team;
• the Group earns sponsorship revenue from Iveco S.p.A.
    Transactions with other related parties

•the purchase of components for Formula 1 racing cars from COXA S.p.A.;
•consultancy services provided by HPE S.r.l.;
•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;

•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.

    In accordance with IAS 24, transactions with related parties also include compensation to Directors and managers with strategic responsibilities.

    The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the nine months ended September 30,
	2022			2021
	Net revenues	Costs (1)	Net financial expenses/(income)	Net revenues	Costs (1)	Net financial expenses/(income)
	(€ thousand)
Stellantis Group companies
Maserati	64,109	1,660	—	93,324	2,636	—
FCA US LLC	14	10,188	—	—	14,300	—
Other Stellantis Group companies	7,525	4,240	1,608	6,898	4,485	1,459
Total Stellantis Group companies	71,648	16,088	1,608	100,222	21,421	1,459
Exor Group companies (excluding the Stellantis Group)	57	1,072	—	—	1,047	—
Other related parties	1,084	9,041	1	655	10,530	2
Total transactions with related parties	72,789	26,201	1,609	100,877	32,998	1,461
Total for the Group	3,727,287	2,240,320	31,700	3,098,893	1,753,686	29,446
______________________________
(1)Costs include cost of sales, selling, general and administrative costs and other expenses, net.

        Non-financial assets and liabilities originating from related party transactions are as follows:

	At September 30, 2022				At December 31, 2021
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	18,286	3,472	—	3,298	23,267	3,994	—	6,454
FCA US LLC	10	7,274	—	—	—	3,275	—	—
Other Stellantis Group companies	255	3,385	381	1,133	470	3,075	121	1,074
Total Stellantis Group companies	18,551	14,131	381	4,431	23,737	10,344	121	7,528
Exor Group companies (excluding the Stellantis Group)	56	357	73	75	382	1	8	5
Other related parties	41	3,447	1,545	683	144	3,276	998	1,065
Total transactions with related parties	18,648	17,935	1,999	5,189	24,263	13,621	1,127	8,598
Total for the Group	244,070	762,651	126,253	960,320	185,000	797,832	122,224	726,775

    At September 30, 2022 current financial assets with related parties were €7,306 thousand (nil at December 31, 2021) and other financial liabilities with related parties were €334 thousand (nil at December 31, 2021).

28. ENTITY-WIDE DISCLOSURES
    The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three and nine months ended September 30, 2022 and 2021, including the effects of foreign currency hedge transactions. Revenues by geography presented for material individual countries are not necessarily correlated to shipments of cars as certain countries include revenues from sponsorship and commercial activities relating to Ferrari's participation in the Formula 1 World Championship.

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	(€ thousand)
Italy	101,352	115,917	296,462	305,552
Rest of EMEA	446,640	437,679	1,480,492	1,347,009
of which UK	129,417	98,295	379,849	301,935
of which Germany	88,759	86,294	315,380	276,353
Americas (1)	365,242	273,087	1,029,078	818,525
of which United States of America	301,171	226,220	883,650	689,896
Mainland China, Hong Kong and Taiwan	179,911	88,858	430,600	221,497
Rest of APAC (2)	156,669	137,684	490,655	406,310
Total net revenues	1,249,814	1,053,225	3,727,287	3,098,893
______________________________
(1)Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2)Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

The Group had an average number of employees of 4,636 and 4,562 for the nine months ended September 30, 2022 and 2021, respectively, and 4,659 and 4,567 for the three months ended September 30, 2022 and 2021, respectively.
Depreciation amounted to €182,315 thousand and €168,048 thousand for the nine months ended September 30, 2022 and 2021, respectively, and €64,597 thousand and €53,652 thousand for the three months ended September 30, 2022 and 2021, respectively.
Amortization amounted to €192,904 thousand and €155,210 thousand for the nine months ended September 30, 2022 and 2021, respectively, and €71,418 thousand and €47,223 thousand for the three months ended September 30, 2022 and 2021, respectively.

29. SUBSEQUENT EVENTS
    The Group has evaluated subsequent events through November 2, 2022, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

Under the first tranche of the new multi-year common share repurchase program announced on June 30, 2022, from October 1, 2022 to October 25, 2022 the Company purchased 215,258 common shares for total consideration of €41.0 million. At October 25, 2022 the Company held in treasury an aggregate of 11,721,944 common shares.